# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diamondback Energy, Inc., CIK 0001539838
CUSIP: 25278X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 02/03/2026
Amends the filing with accession number 0001140361-24-041064
Filed by CIK 0002021141
Persons authorized to receive notices and communications: Hillary H. Holmes, Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas (TX), 77002, (346) 718-6600

## Reporting persons
- SGF FANG Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 97,686,727; sole dispositive power 0; shared dispositive power 97,686,727; aggregate amount beneficially owned 97,686,727 (34.1% of the class)
  Comment: Note to Row 13: Based upon 286,525,614 shares of Company Common Stock outstanding as of October 31, 2025, as disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 5, 2025.
- Greth Lyndal (CIK 0002021141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 97,686,727; sole dispositive power 0; shared dispositive power 97,686,727; aggregate amount beneficially owned 97,686,727 (34.1% of the class)
  Comment: Note to Row 13: Based upon 286,525,614 shares of Company Common Stock outstanding as of October 31, 2025, as disclosed by the Company in its Form 10-Q filed with the SEC on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Diamondback Energy, Inc.
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Comment: This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the SEC on September 13, 2024, as amended on September 24, 2024, August 15, 2025, and December 2, 2025 (the "Schedule 13D"), by the Reporting Persons with respect to shares of Company Common Stock. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is hereby amended and restated in full.

The principal business address of each Reporting Person is C/O SGF Capital LLC, 8111 Douglas Avenue, Suite 1200, Dallas, Texas 75225.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

Pursuant to the Repurchase Agreement, on February 3, 2026, the Company agreed to repurchase 1,000,000 shares of Company Common Stock held by SGF FANG at the most recent NASDAQ closing price of $162.88 per share, and on February 4, 2026, the Company agreed to repurchase 1,000,000 shares of Company Common Stock held by SGF FANG at the most recent NASDAQ closing price of $168.99 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Signatures
- SGF FANG Holdings, LP: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (02/05/2026)
- Greth Lyndal: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (02/05/2026)